FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Results of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Announces Results of Share Buyback Program from Market

Tokyo, May 30, 2014—Nomura Holdings, Inc. today announced the results of a share buyback program from the market conducted pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan. This completes the share buyback program authorized by a resolution at a meeting of the Board of Directors on April 30, 2014.

Share buyback activity from May 19, 2014, to May 30, 2014

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	100,000,000 shares
3. Aggregate purchase amount	65,188,616,000 yen
4. Purchase period	May 19, 2014, to May 30, 2014
5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on April 30, 2014

1. Type of shares	Nomura Holdings common shares
2. Total shares authorized for repurchase	Up to 100 million shares (2.6% of outstanding shares) (approximately 44 million shares are expected to be used for stock options)
3. Total value of shares authorized for repurchase	Up to 70 billion yen
4. Period	May 19, 2014, to July 25, 2014
5. Method of repurchase	Purchase on the stock exchange via trust bank

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.